Pacific Select Fund NSAR 06-30-16
Exhibit 77H


Changes in Control of Registrant for PSF DFA Balanced Allocation Portfolio:

On April 29, 2016, there was a change in control with respect to one series of the Registrant from an increase in Pacific Life Insurance Company's percentage ownership. This increase in ownership was a result of a purchase of shares held in the PSF DFA Balanced Allocation Portfolio. Control is determined by 25% ownership in any fund.


Portfolio			        Date	        Percentage Ownership

PSF DFA Balanced Allocation Portfolio   April 29, 2016	 	  	<25%
					April 30, 2016     and after    >25%